JOGMEC *Japan Oil, Gas and Metals National Corporation*
Muza Kawasaki Central Tower, Omiya-cho 1310, Saiwai-ku, Kawasaki-shi,
Kanagawa 212-8554, Japan. TEL: +81-44-520-8610, FAX: +81-44-520-8740

CONFIDENTIAL

September 28, 2009

Platinum Group Metals (RSA) Pty Ltd.
First Floor, Technology House
Greenacres Office Park
Corner of Victory and Rustenberg Roads
Victory Park
2193
Gauteng Province
Republic of South Africa

Platinum Group Metals Ltd.
328 – 550 Burrard Street,
Vancouver, British Columbia, Canada
V6C 2B5
Attention: R. Michael Jones, President

Mnombo Wethu Consultants CC
85 Protea Road
Block B, Kingsley Office Park
Chislehurston
Sandton
Johannesburg
2196

Attention: Mr Mlibo Gladly Mgudlwa/Ms Luyanda Mgudlwa

Dear Sirs and Mesdames,

OPTION TO EARN-IN TO 37% OF WATERBERG AREA, RSA, PROSPECTING RIGHTS AND TO THEREUPON FORM JOINT VENTURE

This Letter Agreement ("**LA**") is made by and between Platinum Group Metals (RSA) Pty Ltd. ("**PGM-SA**"), a South African Company, Platinum Group Metals Ltd. ("**PGM**") a British Columbia corporation, as guarantor of the obligations of PGM-SA (only), Mnombo Wethu Consultants CC ("**Mnombo**"), a South African close corporation, and the Japan Oil, Gas and Metals National Corporation ("**JOGMEC**") a Japanese corporation, pursuant to which JOGMEC is hereby granted by PGM-SA and Mnombo the exclusive right and option (the "**Option**") to earn a 37% beneficial interest in an unincorporated joint venture (the "**Joint Venture**") formed between PGM- SA and Mnombo to hold certain South African prospecting rights (collectively the "**Prospecting Rights**"), copies of which are attached as **Exhibit A** (the "**Project**") in which Joint Venture PGM-SA holds a 74% interest and Mnombo currently holds a 26% interest.

In the event JOGMEC exercises the Option, JOGMEC will thereupon become party to the Joint Venture as set out herein. Under this LA, the Parties envisage the further joint exploration of the Project and if warranted commercial mining in respect of some or all of the Project.

The contents of this LA are as follows:

1. DEFINITIONS

1.1 For the convenience and better understanding of the Parties, the following capitalized terms when used in this LA mean:

"Affiliate" means with respect to a Party, any person or entity which directly or indirectly controls, or is controlled by a Party, or is under common control with a Party;

"Annual Prospecting Fee" means the per hectare fee, if any, required to be paid to maintain the Prospecting Rights in good standing;

"Assets" means the Prospecting Rights, Mineral Rights, Other Tenements, Permits, Facilities, Mineral Products and Supplies and all other assets acquired or held by the Participants in relation to the Project or pursuant to this LA as the same may exist from time to time;

"BEE" means Black Economic Empowerment, the primary objective of the Mining Charter;

"BEE Compliant Entity" means an HDSA Company;

"BEE Party" means Mnombo including its BEE Compliant Entity successors and permitted assigns according to law;

"Commercial Production" means the commercial exploitation of Mineral Products from the Project or any part thereof as a mine subsequent to a Production Program, but does not include milling for the purpose of testing or milling by a pilot plant. Commercial Production shall be deemed to have commenced:

(a) if a plant is located on the Property, on the first day following the first period of 45 consecutive days during which Mineral Products have been produced from the Property

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at an average rate not less than 80% of the initial design rated capacity of the Facilities, or

(b) if no plant is located on the Property, on the first day of the month following the first period of 45 consecutive days during which Mineral Products have been shipped from the Property on a reasonably regular basis for the purpose of earning revenue;

"**Cost Share**" means the respective share of Costs and other liabilities to be borne by each Participant under this LA, and will be pro rata to the respective Participating Interests of each Participant as determined from time to time. During the period between the Earn-in Date and Option Exercise date JOGMEC must, in order to preserve its entitlement to a Participating Interest, pay its Cost Share notwithstanding it is not yet a Participant;

"**Costs**" means Expenditures and Program Overruns, as applicable;

"**Deemed Expenditures**" means as-of the Earn-in Date, $1,600,000 for JOGMEC and $1,600,000 for PGM-SA, and $1,124,324 for Mnombo as contemplated by **subsection 4.8(a)**;

"**Earn-In Date**" means the date, no later than March 31, 2013, that JOGMEC has completed the farm-in requirements such that JOGMEC (or JOGMEC Nominee) will be entitled until the end of the Option Exercise Period to exercise the Option and thereby be vested with a Participating Interest in the Joint Venture;

"**Effective Date**" means the date of execution and delivery or electronic transmission to all the Parties of a fully executed copy of this LA by whichever of the Parties last executes it and the grant of the Prospecting Rights which ever is later;

"**Encumbrance**" means any and all liens, encumbrances, security interests, mortgages, charges, trusts, powers and other rights of third persons that affect, charge or impair any right of any portion of the Project;

"**Exhibits**" means the exhibits appended hereto and are **Exhibit A** "Waterberg Prospecting Rights", **Exhibit B** "First Farm-In Period Program and Budget", **Exhibit C** "Form of Shareholders Agreement" for JV Company and **Exhibit D** "Net Smelter Royalty";

"**Expenditures**" means, without duplication, all costs, charges and expenses (including, but not limited to, prospecting rentals, administration fees and costs, licence fees, licence acquisition fees, payments to surface owners or payments to any governmental authority) payable and payments of whatsoever nature made or incurred in connection with the prospecting and investigation of the

MGM

Property and shall include, but not be limited to, all costs, charges and expenses required for the completion of any preliminary appraisals, geological assessments, engineering studies, metallurgical tests and feasibility studies carried out to ascertain the economic viability of mineralization in and upon the Property, the cost of all personnel of the Participants (provided such cost is acceptable to the Operator, acting reasonably) directly or indirectly engaged in the project, any in-kind contribution from the Parties in the project and any costs of rehabilitation incurred or provided for in the course of prospecting. For greater certainty, travel to and from South Africa and head office administration visits for Parties are not considered to be "Expenditures". For avoidance of doubt, Expenditures also includes:

(a) costs incurred after the Effective Date to maintain the Prospecting Rights (and Mineral Rights, if any) in good standing as required by South African law; and

(b) payment of Annual Prospecting Fees, if any;

"Facilities" means all mines and plants, including without limitation, all pits, shafts, haulageways, and other underground workings, and all buildings, plants, and other structures, fixtures and improvements, and all other property, whether fixed or moveable, as the same may exist at any time in, or on the Property or outside the Property if for the exclusive benefit of the Project only;

"Farm-In Periods" means the four subdivided portions of the Option Period during which JOGMEC must make certain minimum amounts of Expenditures in order to exercise the Option;

"Feasibility Date" means the date upon which the Management Committee receives and decides to proceed to a Production Program based on an approved Feasibility Study over any portion of the Property;

"Feasibility Study" means any technical and economic feasibility study (commissioned by the Operator and prepared under the supervision of independent third parties on behalf of the Parties to internationally professional standards acceptable to banking institutions for the purpose of the granting of financial commitments), commissioned and completed in order to determine the feasibility of conducting commercial mining operations within the Property or any part thereof including, without limitation, a determination of the likely costs of acquisition, the maintenance and administration of the mining tenements within the Property, and of compliance with all obligations associated with the Project, together with the cost of all geological and geophysical engineering, mining and metallurgical and other studies and surveys relating thereto;

"First Farm-In Period" means the period commencing on the Effective Date and ending on 31 March 2010 or a later date if agreed by JOGMEC and PGM-SA;

"Force Majeure Event" means an act, event or circumstance not within the reasonable or foreseeable control of the Party affected thereby and giving notice thereof to the other Party or Parties and, without limiting the generality thereof, including an act of God, fire or explosions, lightning, storm, flood, rock fall, cave in, escape of gas, strike, lock-out, stoppage, restraint of labour, work bans or other labour disturbance that has caused the cessation of work or the substantial interruption of work, riot, civil commotion, war, blockade, act of terrorism, act of the public enemy, revolution, disturbance, state of emergency, or an act, order, or restriction of any government or semi-governmental or other public or statutory authority (including any foreign government or authority having jurisdiction over the Party alleging the event of Force Majeure) including, but not limited to, legislation, decrees, orders, regulations, governmental approvals, consents, permits or licenses;

"Fourth Farm-In Period" means the fourth of the four Farm-In Periods, commencing on completion of the Third Farm-In Period and ending on the first to occur of:

(a) the date of termination of JOGMEC of its Option, or

(b) 31 March 2013,

unless otherwise agreed by JOGMEC and PGM-SA;

"Government Agency" means the local, state and/or federal government, as the case may be, or that local, provincial and/or federal government agency, as the case may be, of the Republic of South Africa respectively charged with the administration of the mining laws or regulations of Republic of South Africa or any sub-division or lesser governing authority thereof;

"HDSA Company" means a Historically Disadvantaged South Africans company, as that term is defined in the Mining Charter (or any term which may, due to any amendment to or substitution of the Mining Charter, wholly or substantially replace that term) and as may otherwise be determined in accordance with the Codes of Good Practice for the Minerals Industry published on 29 April 2009 pursuant to section 100(1)(b) of the MPRD Act (and any document, pronouncement or government policy that may wholly or substantially replace these Codes);

MGM

"**Interest**" means the entire interest of a Party in the Project under this LA, and includes the Option, Net Smelter Royalty, marketing or Mineral Product purchase right and any Participating Interest of a Participant;

"**JOGMEC**" means Japan Oil, Gas and Metals National Corporation, which is the incorporated administrative agency established in accordance with a Statute enacted by the National Diet of Japan to promote and participate in oil, gas, petroleum and metals mining exploration projects of potential benefit to the economy of Japan and unless the context otherwise requires, includes JOGMEC Nominees;

"**JOGMEC Nominees**" means a Japanese company or Japanese companies or consortium of Japanese companies to which JOGMEC may at its sole discretion and on such terms as JOGMEC solely determines, sell, assign or transfer the whole or part of its Interest;

"**Joint Venture**" means the unincorporated joint venture regarding the Project that:

(a) exists on the Effective Date by and between PGM-SA and Mnombo (in respect of which PGM is guarantor for the obligations of PGM-SA), and

(b) shall continue with effect from the Option Exercise Date including JOGMEC;

"**JV Company**" means a limited liability corporation which may be incorporated by the Participants to hold the Project and Assets in proportion to their Participating Interests pursuant to **Section 5**;

"**LA**" means this Letter Agreement, including the Exhibits A to D;

"**MPRD Act**" means the Mineral and Petroleum Resources Development Act, 2002 (South Africa Act 28);

"**Management Committee**" means that committee formed by the Participants and by JOGMEC to make all strategic decisions and to oversee the exploration activities of the Joint Venture as contemplated by **Section 8** of this LA;

"**Mineral Products**" means minerals derived for the account of the individual Participants from operating a mine on the Property to which has been applied the least number of treatments or processes necessary to render the minerals into a substance or state for which there is a commercially significant market involving arm's length sales or purchases between unrelated parties;

"Mineral Rights" means any rights, other than the Prospecting Rights, to explore and/or extract Minerals (or any retention right) over any portion of the Property (whether derived from the Prospecting Rights or otherwise) and any successor titles to the Prospecting Rights;

"Minerals" means all natural deposits and natural accumulations containing ores, minerals and/or basic chemical elements of all kinds, either in elemental form or in association or chemical combination with other metallic or non-metallic elements and for greater certainty including all platinum group metals, precious metals and base metals which the holders of the Mineral Rights are entitled to exploit under the MPRD Act;

"Mining Charter" means the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry and its associated Scorecard promulgated by the Minister of Minerals and Energy (South Africa) on 13 August 2004 pursuant to the provisions of section 100(2) of the MPRD Act and published in Government Notice 1639 of 2004 (and any document, pronouncement or government policy that may wholly or substantially replace this Charter);

"Mining Right" means a right granted pursuant to section 23 of the MPRD Act in relation to some or all of the Property;

"Mnombo" means Mnombo Wethu Consultants CC, a BEE close corporation formed under the laws of the Republic of South Africa Registration 2004/046689/23;

"Net Smelter Royalty" means the 1% (aggregate) royalty which may be payable to former Participants pursuant to **subsection 4.8(e)** calculated and paid in accordance with the **Exhibit D;**

"Operator" means the Person who shall manage and conduct all operations of the Joint Venture under the direction of the Management Committee on that Property pursuant to **Section 9** of this LA;

"Operator's Fee" means the Expenditures based fee which the Operator is entitled to charge the Participants and JOGMEC pursuant to **subsection 9.4**, excluding any Annual Prospecting Fee;

"Option" means the exclusive option herein granted to JOGMEC by the other Parties to allow JOGMEC (or JOGMEC Nominee) to initially earn 50% of PGM-SA's 74% Participating Interest in the Joint Venture (or JV Company as the case may be), which Option may be exercised by JOGMEC (or JOGMEC Nominee) at any time during the Option Exercise Period;

"Option Exercise Date" means the date during the Option Period that JOGMEC (or JOGMEC Nominee) gives a notice in writing to the other parties that it exercises the Option, as a result of

which notice having been given (and on the date set out in such notice) JOGMEC (or JOGMEC Nominee) shall be vested in its Participating Interest;

"Option Exercise Period" means the period of time from the Earn-In Date to the end of the Option Period;

"Option Period" means the period of time from the Effective Date to the latest of: (1) the expiry of the Fourth Farm-in Period; or (2) the date of termination of this LA in accordance with its terms, and (3) the earlier of the 30th day after the Feasibility Date or 30 days after the day Management Committee decides the JV Company should be formed;

"Ore" means all minerals, metals or concentrates derived from Minerals from the Property, the nature and composition of which, in the sole judgement of the Management Committee, justifies either:

(a) mining or removing from place and shipping and selling such material, or delivering such material to a processing plant for physical or chemical treatment, or

(b) leaching such material in place;

"Other Tenements" means all surface water, access and other non-mineral rights of and to any lands within or outside the Property including surface rights held in fee or under lease, licence, easement, right of way or other rights of any kind (and all renewals, extensions and amendments thereof or substitutions therefor) acquired by or on behalf of the Participants with respect to the parties hereto;

"Participants" means from the Effective Date, PGM-SA and Mnombo, and from the Option Exercise Date, PGM-SA, Mnombo and JOGMEC, and includes and their respective successors and permitted assigns;

"Participating Interest" means the participating interest of a Participant in the Joint Venture pursuant to which a Party is obligated to fund that percentage share of the Joint Venture's costs and liabilities and is entitled to that percentage share of the Joint Venture's Assets and income; provided that: (a) although the initial Participating Interest of JOGMEC (or JOGMEC Nominee) on the Option Exercise Date is anticipated to be 37%, its vested Participating Interest will be adjusted in accordance with this Agreement if, subsequent to the Earn-In Date but prior to the Option Exercise Date: (i) the Participating Interest of any other Participant is diluted for failure of such Participant to fund its pro rata share of Joint Venture's Program Expenditures, or (ii) the

Participating Interests of the other Participants are increased because JOGMEC has failed to fund its pro rata share of Program Expenditures); and (b) the aggregate Participating Interests of all the Participants must at all times equal 100%;

"**Party**" means each of PGM-SA, PGM as guarantor of the obligations of PGM-SA, JOGMEC, Mnombo and their respective successors and permitted assigns and "**Parties**" means all of them unless the context clearly refers to fewer than all of them;

"**Permits**" means any authorization to conduct exploration, create a disturbance, use water or other resources but does not include any right under a Prospecting Right;

"**Person**" means any individual, corporation, trust, partnership or other legal entity;

"**PGM**" means Platinum Group Metals Ltd, which has been duly formed and incorporated under the laws of British Columbia and is the sole shareholder in PGM-SA;

"**PGM-SA**" means Platinum Group Metals (RSA) Pty Ltd. S.A. Registration No. 2000/025984/07 being a wholly owned subsidiary of PGM;

"**Product**" means:

(a) all Ore shipped and sold prior to treatment, and

(b) all concentrates, precipitates and products produced by or for the Operator from Ore;

"**Production Program**" means any Program contemplating achievement of Commercial Production pursuant to a Feasibility Study;

"**Program**" means, as the context requires:

(a) any program and budget to carry out work and incur Expenditures on the Property in an amount at least sufficient to satisfy the requirements of the Prospecting Rights issued in connection with the Property;

(b) with respect to the Joint Venture, any program and budget to carry out work and incur Expenditures within the Property;

(c) a document wherein there is specified in detail an outline of any and all research, prospecting and exploration and development work proposed to be carried out during

such Program, the estimated Expenditures to be incurred in carrying out such work and the area of the Property on which such work is to be undertaken, including, without limitation, the following headings:

- property acquisition,
- geological, geophysical and geochemical surveys,
- drilling,
- underground and other development work,
- acquisition of other rights in connection with the exploitation or development of the Property and the maintenance thereof,
- salaries, wages, travel expenses and housing costs of personnel to be employed in connection with the proposed Program,
- associated costs of running the proposed Program,
- consultants' fees and contractors' fees, if any,
- taxes, assessments, insurance and similar outlays,
- a description and estimate of all other outlays proposed to be incurred; or

(d) the preparation of any Feasibility Study;

"Program Overruns" means all Expenditures which exceed those estimated under a Program;

"Property" means the geographic area that is the subject of the Prospecting Rights;

"Project" means the Prospecting Rights (including the surface area which is the subject of the Prospecting Rights), together with all other rights and things contained therein or appurtenant thereto and includes any subsequent Mineral Right (together with all other rights and things contained therein or appurtenant thereto) granted in respect of some or all of the Property less any part thereof that the Joint Venture should elect to abandon;

"Prospecting Rights" means the Prospecting Rights granted (or to be granted) to PGM SA pursuant to section 17 of the MPRD Act described on Schedule A;

"Second Farm-in Period" means the second of the four Farm-in Periods, commencing on completion of the First Farm-in Period and ending on the first to occur of:

(c) the date of termination of JOGMEC of its Option, or

(d) 31 March 2011,

unless otherwise agreed by JOGMEC and PGM-SA;

"**Selling Party**" means a Party that wishes to sell, assign or encumber any or all of its Interest in the circumstances described in **Section 6**; and

"**Shareholders Agreement**" means the form of shareholders' agreement to be negotiated in good faith by the Parties at the time a JV Company is established as contemplated by **Section 5** and which Shareholders Agreement shall generally be in the form of **Exhibit C**;

"**Supplies**" means all tangible personal property of a non-capital nature (other than Mineral Products or Facilities) acquired or held by the Participants with respect to the Project;

"**Term**" means the period commencing from the Effective Date, and ending at the time that JOGMEC terminates or is deemed to forfeit its Option, however if the Earn-In Date occurs, then the Term continues until the date that the Joint Venture is wound up or all the Participating Interests are owned by one Party, whichever is the earlier;

"**Third Farm-in Period**" means the third of the four Farm-In Periods commencing on completion of the Second Farm-In Period and ending on the first to occur of:

(a) the date of termination by JOGMEC of its Option, or

(b) 31 March 2012,

unless otherwise agreed by JOGMEC and PGM-SA.

Headings and boldings are for convenience only and do not affect the interpretation of this LA. All references to "**dollars**" or to "**$**" are references to the lawful currency of the United States of America.

2. WATERBERG PROPERTY DESCRIPTION

2.1 This LA is concerned with the Project and the Property.

3. INTERESTS OF THE PARTIES

3.1 As of the Effective Date and the Earn-In Date, the respective Interests of the Parties in the Joint Venture are:

Party	Effective Date	Earn-In Date	Option Exercise Date
PGM-SA	74%	74% Participating	37% Participating
Mnombo	26%	26% Participating	26% Participating
JOGMEC	Option	Right to Vest in 37% Participating	37% Participating

3.2 Relationship of Parties between Earn-in Date and Option Exercise Date

After the Earn-in Date the parties will operate as if the Joint Venture has been formed notwithstanding that JOGMEC has not elected to formally vest in a Participating Interest as a consequence of JOGMEC not yet having exercised the Option. During such period JOGMEC will be deemed to not be a Participant member of the Joint Venture but nevertheless will have the rights and benefits of the Joint Venture provisions, and will be subject to its share of the Joint Venture obligations as if it were a Participant holding a Participating Interest. Any amounts spent by JOGMEC in connection with meeting its share of Joint Venture obligations during such period will be credited to a capital account in the name of JOGMEC on the Option Exercise Date as if JOGMEC had incurred such costs as a Participant.

3.3 Association of Participants in Joint Venture

(a) On the Effective Date the Joint Venture will be formed (or reconstituted on the terms hereof if previously formed) between PGM-SA and Mnombo (with PGM as guarantor of PGM-SA), or re-constituted if previously formed, to reflect the relationship of Participants as herein provided. During the Option Period the Joint Venture will not carry on any function except to keep the Prospecting Rights (and Mineral Rights, if any) in good standing and to implement the earn-in Expenditures as determined by JOGMEC in connection with its earn-in activities and to keep PGM-SA and Mnombo informed about developments in the Project.

(b) On the Option Exercise Date the Joint Venture will be joined by JOGMEC and the PGM-SA and Mnombo will be associated as joint venturers under this LA for the following limited functions and purposes:

(i) to carry out work on the Property in accordance with the terms of this LA;

(ii) to seek an extension of the term of the Prospecting Rights, if warranted by the results of the exploration work undertaken on the Property;

(iii) to further explore and, if deemed warranted, to develop the Project, to obtain if warranted, one or more additional Prospecting Rights, and to obtain a Mining Right (if not already held); and

(iv) to engage in such other activity as may be considered by the Participants to be necessary or desirable in connection with the foregoing.

(c) After the Effective Date, all transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or act undertaken on behalf of the Participants and JOGMEC in connection with the Assets shall be done, transacted, undertaken or performed in the name of the Operator only, and no Parties or Participant shall do, transact, perform or undertake anything in the name of the other Participants or in the joint names of the Participants.

(d) After the Effective Date, the rights and obligations of the Participants shall be, in each case, several, and shall not be or be construed to be either joint or joint and several. Nothing contained in this LA shall, except to the extent specifically authorized hereunder, be deemed to constitute a Participant, a partner, an agent or legal representative of any other Participant. It is intended that this LA shall not create the relationship of a partnership between the Participants and that no act done by any Participant pursuant to the provisions hereof shall operate to create such a relationship.

(e) Except as otherwise expressly set out herein, after the Earn-In Date, each Participant and JOGMEC shall be solely liable for its Cost Share of Costs and any other costs associated with the exploration, development or operation of the Project at such time as the liability is incurred by the Operator. Each Participant and JOGMEC shall be solely liable for its Cost Share of any debts, liabilities or obligations arising from operations hereunder if approved by the Management Committee or otherwise authorized hereunder.

(f) Each Participant and JOGMEC, in proportion to its Participating Interest, shall indemnify and hold harmless every other Participant from any claim of or liability to any third person asserted upon the ground that any action taken under this LA has resulted in or will result in any loss or damage to such third person, to the extent, but only to the extent, that such claim or liability is paid by such other Participant in an amount in excess of such other Participants' Interests.

(g) Each Participant shall devote such time as may be required to fulfil any obligation assumed by it hereunder but, except for the Participants' respective obligations hereunder in relation to the Joint Venture affecting the Project:

(i) each Participant shall be at liberty to engage in any other business or activity outside the Joint Venture constituted hereby, including the ownership and operation of any other mining permits, licenses, claims and leases;

(ii) no Participant shall be under any fiduciary or other obligation to any other Participant which shall prevent or impede such Participant from participating in, or enjoying the benefits of, competing endeavours of a nature similar to the business or activity undertaken by the Participants hereunder; and

(iii) the legal doctrines of "corporate opportunity" or "business opportunity" sometimes applied to persons occupying a relationship similar to that of the Participants shall not apply with respect to participation by any Participant in any business activity or endeavour outside the Joint Venture constituted hereby, and, without implied limitation, a Participant shall not be accountable to any other Participant for participation in any such business activity or endeavour outside the Joint Venture constituted hereby which is in direct competition with the business or activity undertaken by the Joint Venture.

4. OPTION AND EARN-IN EXPENDITURES

4.1 JOGMEC shall have the exclusive right to earn a fully vested 37% Participating Interest in the Joint Venture by funding $3,200,000 of Expenditures during the Farm-in Periods. JOGMEC shall be required to fund minimum Expenditures of $250,000 during the First Farm-In Period and shall have no entitlement to elect to acquire any Participating Interest until it has expended $3,200,000 and given notice of the exercise of its Option to be vested. For purposes hereof such $3,200,000 will be deemed to have been incurred by JOGMEC on its own behalf as to 50% and also on behalf of PGM-SA as a carried party, as to 50%, and therefore PGM-SA will be credited on the books of the joint venture with up $1,600,000 of JOGMEC's earn-in Expenditures on the Option Exercise Date.

4.2 During the Option Period, Mnombo shall be required to contribute or expend in cash or in kind its pro rata share of the Expenditures incurred by JOGMEC (on behalf of itself and on behalf of PGM-SA as a carried party) but shall have an additional 45 day period to make such contribution from the time JOGMEC notifies Mnombo of having incurred Expenditures. Mnombo

shall be required to pro rata match JOGMEC's Earn-in Expenditures on the basis of 26/74ths (twenty six seventy fourths) so that by the time JOGMEC has expended $3,200,000 Mnombo will have incurred (and in respect of the final Farm-in Period Expenditures) committed to spend an aggregate of $1,124,324. If the Option terminates before the Earn-in Date then PGM-SA's joint venture capital account will be permanently credited with 100% of JOGMEC's Expenditures and thereafter PGM-SA and Mnombo shall be required to fund programs approved by the Management Committee in the pro-rata shares of 74% and 26% respectively. During the First Farm-in Period only, PGM-SA hereby agrees to fund Mnombo's required contribution of $87,838 which funding shall be accounted for as a loan to Mnombo pursuant to **subsection** 4.8(g).

Farm-In Periods

4.3 First Farm-In Period

(a) During the First Farm-In Period, JOGMEC shall contribute or expend in cash or in kind toward Expenditures in the First Farm-In Period that amount budgeted for the initial Program for Expenditures under **Exhibit B** and as invoiced by the Operator, which amount shall be $0.25 million.

(b) In the event the amount actually contributed or expended by JOGMEC during the First Farm-In Period exceeds the amount specified in **subsection 4.3(a)**, then the amount of any such excess shall be applied to JOGMEC's funding obligations for Expenditures for the Second Farm-In Period and, if necessary, in accordance with **subsection 4.5** for the Third Farm-In Period, and **subsection 4.6(a)** for the Fourth Farm-In Period.

4.4 Second Farm-In Period

(a) Before the end of the Second Farm-In Period, JOGMEC must elect to contribute or expend in cash or in kind toward Expenditures as determined by the Management Committee and as invoiced by the Operator, which amount shall be a minimum $0.6 million (and, cumulatively, $0.85 million).

(b) In the event the amount actually contributed or expended by JOGMEC during the Second Farm-In Period exceeds the amount specified in **subsection 4.4(a)**, then the amount of any such excess shall be applied to JOGMEC's funding requirements for Expenditures for the Third Farm-In Period.

4.5 Third Farm-In Period

(a) Before the end of the Third Farm-In Period, JOGMEC must elect to contribute or expend in cash or in kind toward Expenditures that amount budgeted for Expenditures as determined by the Management Committee and as invoiced by the Operator, which amount shall be a minimum $0.8 million (and, cumulatively, $1.65 million).

(b) In the event the amount actually contributed or expended by JOGMEC during the Third Farm-In Period exceeds the amount specified in **subsection 4.5(a)**, then the amount of any such excess shall be applied to JOGMEC's funding requirements for Expenditures for the Fourth Farm-In Period.

4.6 Fourth Farm-In Period

(a) Before the end of the Fourth Farm-In Period, JOGMEC must elect to contribute or expend in cash or in kind toward Expenditures that amount budgeted for Expenditures as determined by the Management Committee and as invoiced by the Operator, which amount shall be a minimum $1.55 million (and, cumulatively, $3.2 million).

(b) In the event the amount actually contributed or expended by JOGMEC during the Fourth Farm-In Period exceeds the amount specified in **subsection 4.6(a)**, then the amount of any such excess shall be applied toward fulfilling JOGMEC's funding requirements in respect of any calls for contributions for additional Expenditures in accordance with **subsection 4.9** for subsequent Programs which are to be funded in accordance with Participating Interests.

(c) JOGMEC may accelerate the Earn-In Date by completing the $3,200,000 of required Expenditures at its option ahead of the required dates. If it elects to do so, Mnombo shall continue to have the original Option Period to complete its pro-rata matching Expenditures.

4.7 During the Farm-In Periods, JOGMEC shall, within 90 days after being requested in writing to do so by the Operator, advance to the Operator reasonably estimated funds to cover JOGMEC's share of the Expenditures projected to be incurred over a period not exceeding three months, as the Operator may from time to time require; provided that the Operator shall not provide such a request to JOGMEC more than 91 days prior to the beginning of the three-month period during which such Expenditures are expected to be made.

MGW.

4.8 Deemed Expenditures and Adjustments to Participating Interests and Feasibility Date after Earn-In Date

(a) . The Participants will, on the Option Exercise Date, be deemed to have the following respective Participating Interests in the Joint Venture and initial Deemed Expenditures as at the Earn-In Date (and the below figures will be adjusted for Expenditures incurred between the earn-in date and Option Exercise Date):

Participant	Interest	Actual and Deemed Expenditures
JOGMEC	37%	$1,600,000
PGM-SA	37%	$1,600,000
Mnombo	26%	$1,124,324

(b) The Participants shall thereafter have such Participating Interests as is determined from time to time in accordance with **subsection 4.8(c)**.

(c) The percentage level of each Participant's Participating Interest in the Joint Venture shall be adjusted from time to time after the Option Exercise Date to an amount equal to the product obtained by multiplying 100% by a fraction of which the numerator is the amount of such Participant's actual contributions to Costs of the Joint Venture since the Earn-In Date plus the Deemed Expenditures referred to in **subsection 4.8(a)** for such Participant as of the Earn-In Date and the denominator of which is the amount of all actual contributions to the Costs by all Participants since the Earn-In Date plus the aggregate Deemed Expenditures referred to in **subsection 4.8(a)** for all Participants. If Mnombo has failed to contribute pro-rata matching Expenditures during the Option Period, this paragraph shall take into account such shortfall after completion of the first Expenditure Programs approved by the Joint Venture after the Earn-in Date. Expressed as a formula:

$$(A + B) / (\$4,324,324 + C) \times 100\%$$

Where:

A = the Deemed Expenditures of the Party in question as of the Earn-In Date;

B = the actual Expenditures incurred by the Party in question after the Earn-In Date; and

C = the sum of the actual and Deemed Expenditures incurred by all Parties after the Earn-In Date.

(d) . The percentage level of the respective Interests of the Participants in the Joint Venture shall not change from and after the Option Exercise Date from their entitlements on the Earn-in Date, so long as each Participant contributes its respective Cost Share of every Program as set out in **subsection 4.9** commencing from the Earn-in Date. At any time and from time to time after a Participant has first elected or is deemed to have elected not to contribute its Cost Share to a Program or loses its right to contribute to Programs, the percentage level of such Participant's Interest in the Joint Venture shall be adjusted in accordance with the formula set out in **subsection 4.8(c)**.

(e) If as a result of an adjustment pursuant to **subsection 4.8(c)**, a Participant's Interest is reduced to less than 10%, the Participating Interest of such Participant (the "Diluted Participant") in the Joint Venture shall be deemed to be transferred to the other Participants (the "Remaining Participants") and thereafter the Diluted Participant shall be deemed not to be a Participant but in consideration of such transfer shall be entitled to receive, and the Remaining Participant(s) shall pay to it, a 1.0% Net Smelter Royalty. If more than one Participant ceases to have a Participating Interest, all such former Participants shall share the 1% NSR proportionate to their aggregate contribution to Costs as of the dates they respectively ceased to be Participants. Upon such transfer of the Participating Interest, the Diluted Participant will forthwith execute and deliver to the Remaining Participant(s) all such documents as may, in the opinion of legal counsel for the Remaining Participant(s), be necessary to transfer to the Remaining Participant(s) all Interest of the Diluted Participant, subject to the right of the Diluted Participant to receive a Net Smelter Royalty. The Remaining Participant(s) shall not transfer any of its Interest in the Joint Venture without first causing the transferee to assume the obligation of the Net Smelter Royalty. A holder of a Net Smelter Royalty is not entitled to attend meetings of the Management Committee.

(f) If the Interest of any Participant in the Joint Venture is converted to a Net Smelter Royalty pursuant to **subsection 4.8(e)**, any decision thereafter to apply for a Mining Right shall be at the sole discretion of the Remaining Participant(s)' representatives on the Management Committee and the Remaining Participant(s) shall be under no obligation and nothing in this LA shall be construed as creating an obligation upon the Remaining Participant(s) to apply for a Mining Right.

(g) In the event that the application of **subsection 4.7(c)** has the effect of reducing the Participating Interests of Mnombo under the requirements of the Mining Charter for HDSA Companies, then all the Participants will negotiate in good faith with a view to either helping to

arrange loans for Mnombo from commercial lenders or loans from the other Participants to allow Mnombo to fund its Cost Share or alternatively, the other Participants may elect to carry the Cost Share of Mnombo on the basis that any Cost Share so carried will be secured against Mnombo's Participating Interest and will be repaid from any Commercial Production from the Project in the following manner: starting on any first allocation of net profits from Commercial Production 80% of each allocation of Mnombo's Participating Interest in net profits shall be assigned over to the lenders and deducted to be applied for the repayment to the lending parties (pro rata to the level of their loans) until such time as the remaining carried Cost Share balance is reduced to zero and only at that point will Mnombo be entitled to its 26% Participating Interest in Assets or Net Profits. The amounts of Cost Share borne by the parties shall accrue interest at commercial rates until the repayment is complete.. Alternatively, the Participants may elect to seek an alternative BEE compliant entity which is ready, willing and able to either pay its Cost Share of programs or is able to secure financing with lesser guarantee obligations on the other Participants than would have been required to allow Mnombo to borrow or otherwise secure its share of funding requirements, and if such a BEE is found, at the election of the other Participants Mnombo shall offer to sell its Participating Interest to the other BEE for 75% of its fair market value.

(h) A Participant which twice elects not to contribute to a Program (or is deemed to have not elected to contribute) shall, unless **subsection 4.9(d)** applies thereafter no longer be allowed to contribute to Programs and will suffer dilution of its Participating Interest under **subsection 4.7(c)**. A failure of a Participant to elect to a Production Program shall immediately convert the Participant into a Net Smelter Royalty holder.

(i) JOGMEC's entitlement to a Participating Interest shall be subject to adjust from and after the Earn-in Date in accordance with **subsection 4.7(c)** and **subsection 4.7(d)**, and its actual Participating Interest shall be adjusted only from and after the Option Exercise Date.

4.9 Manner of Committing to and Funding of Program Expenditures

(a) After the Earn-in Date, Expenditures shall only be incurred under and pursuant to Programs prepared by the Operator and approved by the Management Committee as provided in this section. Any Feasibility Study shall be prepared pursuant to a separate Program.

(b) Within 90 days after the completion of a previous Program or, subject to the rights of the Participant(s) other than the Operator (the "**non-Operator**") to present a Program as set out below, on or before April 15 each year if no Program has been approved or completed in that year, the Operator shall prepare and submit to the Management Committee a Program proposed

by the Operator for the following year. If in any year the Operator fails to submit a Program in accordance with this subsection, the non-Operator will have the right to prepare and submit a Program in its stead and the provisions of this section will apply, mutatis mutandis, to such Program. If the Participant acting as Operator elects or is deemed to have elected not to contribute to the Program presented by the non-Operator in accordance with this section, the Management Committee shall be deemed to have approved such Program and to have appointed the non-Operator who presented such Program as Operator.

(c) Within 30 days of the approval of a Program by the Management Committee, each Participant shall give written notice to the Operator stating whether or not it elects to contribute its Cost Share of such Program. Failure to give notice pursuant to this subsection within such 30-day period will be deemed to be an election by a Participant not to contribute its Cost Share of such Program. After the Earn-in Date and before the Option Exercise Date, JOGMEC shall be entitled to notice of Programs, the right to be consulted in respect of same, and may to elect to contribute to it as if it were a participant and thereby preserve a entitlement to its maximum Participating Interest.

(d) If one or more Participant(s) (the "**Non-Contributing Participant(s)**") elect not to contribute or is deemed to have elected not to contribute their Cost Share(s) of an exploration Program approved by the Management Committee pursuant to **subsection 4.9(c)**, or if JOGMEC shall not elect to contribute and preserve its entitlement to Participating Interest, the remaining Participant(s) (the "**Contributing Participant(s)**") may give notice in writing to the Operator that such Contributing Participant(s) will contribute all Expenditures to be incurred under or pursuant to such Program. If at least 80% of the budgeted Expenditures in respect of such Program are incurred, the Participant(s)' respective Interests shall thereafter be adjusted in accordance with **subsection 4.8(c)**. If less than 80% of the budgeted Expenditures in respect of such Program are incurred, the Interests of the Participant(s) will not be adjusted unless notice is first given by the Operator to the Non-Contributing Participant(s) that the Program was abated together with notice of the amount of the actual Expenditures incurred, and any Non-Contributing Participant does not within 30 days thereafter reimburse the Contributing Participant(s) to the extent of the Non-Contributing Participant's Cost Share of such Program (being the amount which the Contributing Participant elected to and did contribute instead of the Non-Contributing Participant) together with interest thereon from the date contributed at a per annum rate of the LIBOR (3 months) plus 3%. If the Non-Contributing Participant(s) so reimburse the Contributing Participant(s) (which shall be deemed to included JOGMEC if it elects to preserve its entitlement) within such 30-day period they shall be deemed to have contributed their Cost Share(s) of such

Program and the Participants' respective Interests shall not be adjusted in accordance with **subsection 4.8(c)**. The Operator will not proceed with any Program unless an election to fully fund it has been made by at least one of the Participants.

(e) An election to fund a Program shall make a Participant and JOGMEC liable to pay its Cost Share of all of the Expenditures actually incurred under or pursuant to such Program and the Operator shall be responsible for all over-runs.

(f) After having elected to fund a Program which is proceeded with, each Participant and JOGMEC shall, within 30 days after being requested in writing to do so by the Operator, pay its Cost Share of such amount of Expenditures incurred or to be incurred under or pursuant to such Program as the Operator may require, but the Operator shall not require payment of any funds more than one month in advance of the period during which the same are to be expended. Monthly Expenditures projections will be delivered by the Operator to the Participants once each calendar quarter for the next succeeding three months.

(g) If it appears that Expenditures will exceed those estimated under a Program, the Operator shall immediately give written notice to the Participants outlining the nature and extent of the Program Overruns. If such Program Overruns are accepted by the Participants then, within 30 days after the receipt of a written request from the Operator, each Participant shall pay to the Operator its Cost Share of such Program Overruns. If any Participant (or JOGMEC, if applicable) does not accept such Program Overruns, or fails to pay the same, the Operator shall be entitled to curtail or abandon such Program, failing which it will be solely responsible for the amounts in excess of the approved Program, which will be deemed not to be Costs under this LA nor as a matter or amount entitling the Operator to indemnity.

(h) If a Participant (including JOGMEC between the Earn-in Date and the Option Exercise Date) at any time fails to pay such amount of Expenditures as is requested by the Operator in accordance with **subsection** Error! Reference source not found. after having elected to do so or accepted Program Overruns in accordance with **subsection 4.9(g)** the Operator may give written notice to such Participant (including JOGMEC) demanding payment, and if such Participant has not paid such amount within 30 days after receipt of such notice, such Participant shall be deemed to:

> (i) be in default under **subsection** Error! Reference source not found. or **4.9(g)**, as applicable; and
>
> (ii) have lost its right to contribute to such Program or any other Program,

(iii) and the other Participant shall have the right to contribute all Costs to be incurred under or pursuant to that Program and the Participants' respective Interests shall be adjusted for that Program at a rate which is 200% of that contemplated by **subsection 4.8(c)** at which point such default shall be deemed to have been cured however such default shall be treated as equivalent to an election to not contribute for purposes of **subsection 4.8(h)**. The Operator shall have the right to curtail or abandon any Program if an election to fully fund it has not been made by one of the Participants.

5. FORMATION OF A JV COMPANY

5.1 Provided that a Production Program has been approved, any Participant may give notice to the other Participants requiring the Joint Venture to establish a JV Company to hold the Assets. The Participants are required to contribute to the establishment and incorporation costs of the JV Company in proportion to their Participating Interests.

5.2 Upon the formation of a JV Company the Parties will do all things reasonably necessary to transfer or assign to the JV Company the Assets or portion(s) thereof which have been selected by the Management Committee for development of a mine.

5.3 Prior to the establishment of any JV Company, the Participants will negotiate in good faith to:

(a) finalize a Shareholders' Agreement which reflects insofar as legally possible the terms of this LA and using, as a base form, the Shareholders' Agreement attached as **Exhibit C**;

(b) ensure that all material obligations of the Participants will be incorporated into the Shareholders' Agreement, articles or incorporation or otherwise kept effective between the Participants;

(c) ensure JOGMEC continues to have the rights to purchase and or direct marketing of Mineral Products on commercially reasonable and competitive terms; and

(d) establish the cost base of the JV Company for book and tax purposes which is efficient but does not adversely affect the rights of any of the Participants.

5.4 In the event of the circumstances described in **subsection 5.3(d)**, the Parties may at any time engage a properly qualified independent valuer with a reasonable level of experience in the mining industry, whose costs shall be equally shared and whose

recommendations shall not be binding, to assist them with the valuation of their Participating Interests for the purpose of determining their respective shareholdings in a JV Company. Absent an agreement to the contrary, the equity and voting shareholdings of the Parties in the JV Company shall be equal to the Parties' Participating Interests in the Joint Venture.

5.5 In the event the Parties can not reach agreement on the form of shareholders agreement it shall, for avoidance of doubt, be a matter to be resolved by binding arbitration.

6. TRANSFER, ASSIGNMENT AND CHARGING

6.1 Except in accordance with this LA no Party shall transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate any or all of its Interest. For purposes hereof any sale, dilution of equity interest or like transaction by PGM involving PGM-SA shall be deemed to be a sale or alienation of an Interest. Nothing in this agreement shall restrict in any way a change of control of PGM or the sale of equity, re-organization or other corporate activity of PGM.

6.2 No Party shall sell, transfer or otherwise dispose of any of its Interest except:

(a) in its entirety, unless specifically provided otherwise hereunder;

(b) pursuant to an agreement in writing in which the consideration is expressed as a monetary amount, even if payable in consideration other than cash;

(c) as a single transaction not directly or indirectly part of some other sale or purchase or agreement for any additional consideration of any nature whatsoever other than through a transaction by PGM involving PGM-SA, provided however any sale of PGM-SA shall be deemed a sale of interest for the purpose of **subsection 6.4** and the amount pertaining to the interest in this LA shall be determined by PGM in accordance with **clause 6.2(b)**;

(d) subject to such regulatory approvals as may be required (including, but not limited to such approvals as may be required under the Prospecting Rights or the MPRD Act); and

(e) when there is no default of any of the covenants and agreements herein contained by such Party.

WGM

6.3 Nothing in this LA shall prevent:

(a) JOGMEC from transferring or assigning any of its Interest to any of one or more JOGMEC Nominees;

(b) a sale by any Party of all of its Interest or an assignment of all its Interest to an Affiliate provided that such Affiliate first complies with the provisions of **subsection 6.14** and agrees with the other parties in writing to retransfer such Interest to the originally assigning party before ceasing to be an Affiliate of such Party; or

(c) a joint disposition of the Project or all or any part of the other assets constituting any part of the Assets to a third party by the Participants; or

(d) a transfer of all or any part of the Interests of one Participant to the other Participants in accordance with the dilution provisions hereof.

6.4 Subject to **subsections 6.1, 6.2** and **6.3**, if any Party (in this section called the "Offeror") intends to sell, transfer or otherwise dispose of its Interest it shall give notice in writing to the other Parties (in this section the Party receiving such notice is called the "Offeree") of such intention together with the terms and conditions on which the Offeror intends to sell its Interest.

6.5 Subject to **subsections 6.1, 6.2** and **6.3**, if any Party (in this section also called the "Offeror") receives any offer to purchase its Interest from a third person which it intends to accept, the Offeror shall not accept the same unless and until the Offeror has first offered to sell such Interest to the other Parties (in this section also called the "Offerees") on the same terms and conditions as in the offer received and the same has not been accepted by the Offeree in accordance with **subsection 6.7**.

6.6 Any communication of an intention to sell (for cash or share consideration) pursuant to **subsections 6.4** or **6.5** (the "Offer" for the purposes of this section only) shall be in writing delivered in accordance with **Section 22** and shall:

(a) set out fully and clearly all of the terms and conditions of any intended sale;

(b) if it is made pursuant to **subsection 6.5**, include a photocopy of the Offer and clearly identify the entity making the offer and include such information as is known by the Offeror about such entity;

and such communication will be deemed to constitute an Offer by the Offeror to the Offerees to sell the Offeror's Interest to the Offerees on the terms and conditions set out in such Offer.

6.7 Any Offer made as contemplated in **subsection 6.6** shall be open for acceptance by the Offerees for a period of 60 days from the date of receipt by the Offeree.

6.8 If the Offerees accept the Offer within the time limited, such acceptance shall constitute a binding agreement of purchase and sale between the Offeror and the Offerees for the Interest or its rights under this LA on the terms and conditions set out in such Offer.

6.9 The Offerees shall be entitled to exercise their right to acquire the offered Interest pro-rata to their respective Participating Interests (or if the Feasibility Date has not occurred, then as if it had occurred).

6.10 If the Offerees do not all wish to acquire the offered Interest, the Offeree(s) which do accept the Offer shall be entitled to acquire the offered Interest pro-rata as described in **subsection 6.9** but unless 100% of the Offered Interest is accepted, the Offer shall be deemed to have been not accepted at all.

6.11 If the Offeree(s) do not accept the Offer within the time limited the Offeror may complete a sale and purchase of its Interest on terms and conditions no less favourable to it than were set out in the Offer and, where applicable, only to the person making the original offer to the Offeror as contemplated in **subsection 6.5**, and in any event such sale and purchase will, subject to **subsection 6.19**, be completed within 60 days from the expiration of the right of the Offeree to accept such Offer or the Offeror must again comply with the provisions of this section.

6.12 If the Offeror is a BEE Party, the sale and purchase contemplated under **section 6.11** shall only be to the other BEE Party or to another BEE Compliant Entity.

6.13 While any Offer is outstanding no other Offer may be made until the first mentioned Offer is disposed of and any sale resulting therefrom completed in accordance with the provisions of this section.

6.14 Before the completion of any sale by a Party of its Interest, to an Affiliate or otherwise, the entity purchasing such Interest shall, execute a counterpart of this LA.

6.15 Each Party agrees that its failure to comply with the restrictions set out in this section would constitute an injury and damage to the other Parties may be difficult or impossible to measure in terms of monetary damages and therefore in the event of any such failure the other

NGM

Parties shall, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to seek injunctive relief restraining or enjoining any sale of any Interest save in accordance with the provisions of this LA.

6.16 If the Participant acting as Operator sells its Interest to a third party, its right as Operator under this LA shall be included in such sale only if the third party is acceptable to the remaining Participant(s) and that party is capable of assuming and performing the duties and obligations of the Operator imposed under this LA.

6.17 The provisions of this **Section 6** shall not prevent a Party other than PGM-SA from entering into an amalgamation or corporate reorganization which will have the effect in law of the amalgamated or surviving company possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor company. PGM-SA may enter into an amalgamation or corporate reorganization providing that it either (i) first transfers its rights under this agreement and to the Project to PGM which shall be bound by the terms hereof; or (ii) first offers its interest in the Joint Venture and this Agreement to other parties as if it were selling such interests.

6.18 No holder of a Net Smelter Royalty will transfer, convey, assign, mortgage, change or grant any option in respect of or grant a right to purchase or in any manner transfer or alienate any of its interest in the Net Smelter Royalty without the prior written consent of the Participant(s) paying the Net Smelter Royalty, which consent will not be unreasonably withheld so long as the proposed transaction relates to the entire Net Smelter Royalty of such holder.

6.19 If the lawful implementation of the sale of any offer by the Offeror to the Offeree, or to a third party, in terms of this LA, requires the approval of any applicable regulatory authority, including the relevant competition authority(ies) in terms of the MPRD Act, then notwithstanding anything to the contrary contained or implied in this LA:

(a) The sale of Interest shall be subject in its entirety to the fulfilment of the suspensive condition that such approval is granted by the regulatory authority concerned, either unconditionally, or on terms and conditions acceptable to the Offeror, and the Offeree/third party, which suspensive condition must be fulfilled within 120 (one hundred and twenty) days of the first day succeeding the date of receipt by the Offeree of the Offer, failing which such sale shall be of no force or effect; and

(b) The time periods recorded in this **subsection 6.19(b)** for the implementation of the purchase and sale of the relevant Interest shall be extended by such period as may be agreed to

between the Management Committee and the Offeror in order to accommodate the preparation and lodging of the requisite applications to the applicable regulatory authority for the procurement of such consent, and the consideration of and adjudication on such application by the applicable regulatory authority. If the Management Committee and the Offeror cannot agree on such periods, then such periods shall be determined by an independent practicing attorney, acting as an expert and not as an arbitrator, having reference to the periods prescribed in the applicable legislation governing such regulatory application and approval process. Such attorney shall be one agreed to between the offeror, on the one hand, and the Management Committee, on the other hand, and failing such agreement within 7 (seven) days of the offeror or the Management Committee calling for agreement, an independent attorney appointed by the President for the time being of the Law Society of the Northern Provinces of South Africa.

6.20 Each Participant hereby covenants and agrees with the other to cooperate fully in connection with any project financing for the Project which is presented on reasonable commercial terms for projects of a similar nature, size and financial risk and to hold its Interest free and clear of all liens, charges and encumbrances including any floating charge (except liens for taxes not yet due and other inchoate liens and arising from operations on the Property being contested in good faith) and each Participant shall, if so required by the terms of such project financing, issue to any lender providing such financing, bonds, debentures or other security instruments charging its Interest, inter alia, by way of a specific first mortgage and charge limited to its Interest. No such project financing shall require either Participant to give any guarantee to any third party on behalf of the other Participant, to be jointly and severally liable for the repayment of such financing or to give security to any lenders in respect of such financing in an amount greater than its Interest.

7. ABANDONMENT OF THE PROJECT

7.1 If after the Joint Venture is formed the Management Committee resolves to abandon a portion of the Project then, subject to **subsections 11.1 -11.6**:

(a) all exploration activities will immediately cease in respect of that portion of the Project from the date the Management Committee resolves to abandon that portion of the Project; and

(b) each Participant shall be offered the abandoned portion of the Project and the Participant willing to pay the higher price in an open auction between the Participant shall be entitled to buy it.

MGM

8. MANAGEMENT COMMITTEE

8.1 PGM-SA, Mnombo and JOGMEC shall, as soon as practicable after the Effective Date, establish a Management Committee, which consists of three members, one appointed by each of Mnombo, PGM-SA and JOGMEC respectively, and notwithstanding that JOGMEC has not yet exercised its Option to be vested in a Participating Interest. From the Effective Date to the Earn-In Date, final approval of all programs (both Expenditures and Exploration Work) shall rest with JOGMEC. After the Earn-In Date, any matter will be decided by majority vote of the Management Committee, provided that the voting power of a party, expressed as a percentage, will be proportionally assigned by reference to: (a) in the case of a Participant, such Participant's Interest, and (b) in the case of JOGMEC, its entitlement to a Participating Interest notwithstanding that JOGMEC has not yet exercised its Option. Each party shall designate in writing to the other the names of its member and alternate member of the Management Committee. Up to the Earn-In Date, Participants shall keep the Prospecting Rights (and Mineral Rights, if any) in good standing and to liaise with JOGMEC in order to facilitate Earn-in Expenditures.

8.2 A party may from time to time revoke in writing the appointment of its member to the Management Committee and appoint in writing another in his place. A party may from time to time in writing appoint one alternate member for any member theretofore appointed by such party to the Management Committee. Alternate members may attend meetings of the Management Committee, and in the absence of the member, his alternate may vote and otherwise act in the place and stead of a member. Whenever any member or alternate member votes or acts, his votes or actions shall for all purposes of this LA be considered the actions of the party whom he represents. The parties shall give written notice to each other from time to time as to names, addresses, telephone numbers and facsimile numbers of their respective members and alternates on the Management Committee.

8.3 Meetings of the Management Committee may take place by means of counterpart resolutions delivered by facsimile, mail or courier or by means of conference telephones or other communication facilities by which means all parties or their alternates participating in the meeting can hear each other. The persons participating in a meeting in accordance with this subsection shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

8.4 Meetings of the Management Committee may be called by the Operator or any party by giving ten days' notice in writing to the others except that 60 days' notice shall be given

in respect of a meeting to consider a pre-feasibility report or Feasibility Study and Production Program, unless otherwise agreed to by the parties.

8.5 . After the Earn-In Date, the initial chairman of the Management Committee (the "Chairman") shall be designated by the parties with the largest Participating Interest or the right to be vested in Participating Interest notwithstanding that JOGMEC has not yet exercised its Option, and where two Participants have the largest but equal Participating Interests, the Chairmanship shall rotate between them every 12 months.

8.6 The Operator shall consult freely with the Management Committee and the members thereof, and keep them fully advised of the present and prospective operations and plans and shall furnish the Management Committee with quarterly financial statements and reports relating to the status of the Project together with timely current reports and information on any material results relating to the Project.

8.7 Voting by the Management Committee may be conducted by verbal, written, facsimile or electronic ballot.

8.8 Except as hereinafter provided, a quorum of any meeting of the Management Committee shall consist of any combination consisting of one member or one alternate of each Participant. If a quorum is not present within thirty minutes after the time fixed for holding any such meeting, the meeting shall be adjourned to the same day in the next week (unless such day is a non-business day in which case it shall be adjourned to the next following business day thereafter) at the same time and place. At the adjourned meeting the members or alternate members present in person (which may include only one person) shall form a quorum and may transact the business for which the meeting was originally convened.

8.9 One member of the two members appointed by each party will be designated as the voting member.

8.10 Except as provided in **subsections 8.11** and **8.12**, all decisions of the Management Committee shall be by the affirmative vote of a majority of the votes entitled to be cast by members. The member or members representing a party which is in default as set out in **subsection 4.9(h)** shall be entitled to attend meetings of the Management Committee but shall not be entitled to vote.

8.11 In the case of an equality of votes on any matter which cannot be resolved, the Chairman of the Management Committee shall have a casting vote.

WGM

8.12 The following matters shall require 66-⅔% approval of the Management Committee:

(a) the acquisition or disposition of an Asset or series of Assets with a fair market value in excess of $1,000,000 or an Asset that the acquisition or disposition of which would substantially change the nature of the business ordinarily conducted by the Joint Venture;

(b) the borrowing of any funds in an amount greater than $100,000, on behalf of the Joint Venture or the incurrence, assumption or guarantee of any debt by the Joint Venture in an amount greater than $100,000, except as incurred in the ordinary course of business;

(c) the commencement of any litigation on behalf of the Joint Venture seeking damages in excess of $100,000 or the settlement of any litigation or other dispute involving the Joint Venture for an amount in excess of $100,000;

(d) the disposition of all or any material portion of the Project;

(e) the formation of the JV Company;

(f) the commencement of the Feasibility Study; and

(g) the commencement of the Production Program

(h) the approval of an agreement with a new Operator.

8.13 All meetings of the Management Committee shall be held at such place in Vancouver, British Columbia or Johannesburg, South Africa, as shall be designated by the Management Committee unless otherwise agreed to by all the parties. Attendance by teleconference is acceptable unless a party has a reasonable basis for objection.

8.14 There shall be included with a notice of meeting such material and data as may be reasonably required to enable the members of the Management Committee to determine the position they should take in respect of any vote or election to be made at such meeting.

8.15 The Operator shall have the responsibility of preparing and distributing notices and agendas of meetings and keeping records of the proceedings at such meetings and distributing same to the parties. Unless any party whose representative was present at the relevant meeting objects by notice in writing delivered to the Operator within 30 days of receipt of minutes of meetings, detailing the basis for such objection, the minutes so distributed shall be

deemed a conclusive record of the proceedings of such meetings. The parties shall not effect any action based on minutes which are in dispute and, in the event of any dispute in respect of the minutes, the parties shall reconvene a Management Committee meeting within seven days in order to try to resolve such dispute failing which the Management Committee will vote to adopt a form of minutes.

9. OPERATOR

9.1 PGM-SA shall act as the Operator for purposes of implementing JOGMEC's Farm-in Period's Expenditures during the Option Period as if JOGMEC had a 51% Participating Interest voting right in the Management Committee. PGM-SA shall carry out all exploration activities with the agreement of JOGMEC from the Effective Date until the Earn-In Date or termination.

9.2 Following the Earn-In Date the Management Committee will be entitled to appoint the Operator, on terms and conditions as are contained in this LA and that Operator shall carry out all exploration activities in accordance with the decisions of the Management Committee.

9.3 Should the Management Committee appoint a third party Operator, it shall negotiate in good faith to achieve agreement regarding the terms and conditions of such appointment having regard to the rights, duties and authorizations in this **Section 9** and such agreement shall be approved by the Management Committee.

9.4 The Operator will be entitled to charge the Participants the following Operator's Fee with respect to its activities as Operator prior to the establishment of the JV Company:

(a) 5% of net Expenditures (which for purposes of this calculation shall exclude any double-counting of Expenditures under **subsection 9.4(b)**; and

(b) 2% on amounts under any single third party contract for any Expenditures exceeding $50,000.

If a JV Company is established no Operator's fee shall be charged unless a third party Operator is appointed by the JV Company. Where a Participant acts as Operator, the Operator's Fee shall be established on the basis that the Party acting as Operator is not intended to profit nor suffer loss by virtue of providing the services required of an Operator. The Operator Fee shall not be subject to audit, but may be reviewed from time to time at the request of any Party. The Parties

acknowledge and agree that any sum paid or payable in respect of the Operator's Fee shall be deemed part of their respective contributions toward Expenditures.

9.5 . The Person acting as Operator may resign as Operator at any time by giving 120 days' prior written notice to the other Participant and within such 120-day period the Management Committee shall appoint another party or a third party to act as the Operator upon the terms set out in this LA.

9.6 Authorities of Operator

Subject to the control and direction of the Management Committee, the Operator shall have full right, power and authority to do everything necessary or desirable in accordance with good mining practice in connection with the exploration and development of the Property and to determine the manner of operation of the Property as a mine, including and without limiting the generality of the foregoing, the right, power and authority to:

(a) prepare and present to the Management Committee for approval Programs in respect of the Project;

(b) implement any Program in accordance with **subsection 4.9**;

(c) regulate access to the Property subject to the right of the Participants to have reasonable access to the Property at all times; and

(d) employ and engage such employees, agents, and independent contractors as it may consider necessary or advisable to carry out its duties and obligations hereunder and in this connection to delegate any of its powers and rights to perform its duties and obligations hereunder, but the Operator shall not enter into contractual relationships with a non-arm's length Person except on terms which are commercially competitive.

9.7 Duties and Obligations of Operator

The Operator shall, subject to the receipt of funds from JOGMEC during the Farm-In Period and from the Participants thereafter, have such duties and obligations as the Management Committee may from time to time determine including, without limiting the generality of the foregoing, the following duties and obligations:

(a) to propose to the Management Committee and, if approved by the Management Committee, to implement Programs;

(b) to manage, direct and control all exploration and development operations in and under the Property, in a careful, prudent and workmanlike manner, and in compliance with all applicable laws, rules, orders and regulations including, without limitation, those relating to reclamation and environmental protection;

(c) to prepare and deliver to the Participants monthly progress reports of the work in progress in such form as the Management Committee may direct which include statements of Costs and comparisons of such Costs to the approved Programs and comprehensive annual reports on or before February 28 of each year covering the activities hereunder and results obtained during the calendar year ending on December 31st immediately preceding and timely current reports and information on any material results obtained together with such other reports as any Participant may reasonably request;

(d) to account to the Participants for all contributions to Costs and to use all reasonable efforts to limit or curtail Program Overruns;

(e) to maintain true and correct books, accounts and records of operations hereunder in accordance with generally accepted accounting standards, applied consistently from year to year;

(f) to permit the Participants, at their own expense, to inspect, have access to, take abstracts from or audit all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, including any or all of the records and accounts referred to in **subsection 9.7(e)** that have been prepared exclusively in respect of operations hereunder, during normal business hours;

(g) to obtain and maintain, or cause any contractor engaged hereunder to obtain and maintain, during any period in which active work is carried out hereunder, adequate insurance coverage with a bodily injury, death and property damage limit of not less than $5,000,000 per occurrence;

(h) to permit the Participants or their representatives so appointed, at their own expense and risk, access to the Property and all data derived exclusively from carrying out work thereon;

(i) to arrange for and maintain workers' compensation insurance or equivalent coverage for all eligible employees engaged by the Operator in accordance with local statutory requirements;

(j) to perform its duties and obligations in a manner consistent with good exploration and mining practices;

(k) to transact, undertake and perform all transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or thing undertaken on behalf of the Participants in the Operator's name; and

(l) to keep the Prospecting Rights (and Mineral Rights, if any) in good standing by paying all Prospecting Right (and Mineral Right, if any) fees and taxes related to the Project (regardless of the minimum cumulative Expenditures having been met in any one year) and record and file all work performed by or on behalf of the Parties on the Property, as required for assessment purposes, with the appropriate government offices and keep the Project free from Encumbrance other than those permitted in this LA.

9.8 Except as herein provided, the Participants will indemnify and save the Operator harmless from and against any loss, cost, liability, claim, demand, damage, expense, injury and death (including, without limitation, legal fees and disbursements) resulting from any acts or omissions of the Operator or its directors, officers, employees or agents in conducting operations pursuant to this LA.

9.9 Notwithstanding **subsection 9.8**, the Operator will not be indemnified nor held harmless by the Participants from, and will be liable to the Participants only for, any loss, cost, liability, claim, demand, damage, expense, injury or death (including, without limitation, legal fees and disbursements) resulting from:

(a) the gross negligence or wilful misconduct of the Operator, which shall include but not but not be limited to, failure to observe environmental codes and laws or other such acts by its directors, officers, employees or agents; or

(b) failure of the Operator to obtain and maintain any insurance which it is required to obtain and maintain under **subsections 9.7(g)** and **9.7(i)**, unless the Operator has used all reasonable efforts to obtain and maintain any insurance but has been unable to do so on an economic basis and has promptly so notified the Participants;

and the Operator will, in such cases, indemnify and save harmless the Participants from any such loss, cost, liability, claim, demand, damage, expense, injury or death.

9.10 An act or omission of the Operator or its directors, officers, employees or agents done or omitted to be done:

(a) at the unanimous direction, or within the scope of that unanimous direction, of the Management Committee;

(b) with the unanimous concurrence of the Management Committee; or

(c) unilaterally and in good faith by the Operator to protect life or property;

will be deemed not to be gross negligence or wilful misconduct.

9.11 The obligations of a Participant to indemnify and save the Operator harmless pursuant to **subsection 9.8** will be in proportion to its Participating Interest as at the date that the loss, cost, liability, claim, demand, damage, expense, injury or death occurred or arose.

9.12 The Operator will not be liable to the other party nor will any party be liable to the Operator in contract, tort or otherwise for special, indirect or consequential damages, including, without limiting the generality of the foregoing, loss of profits or revenues, or the inability to produce or deliver Ore or Product, even if advised of the possibility of those damages.

10. PERSONNEL SECONDMENTS

10.1 During the Option Period, JOGMEC may second or designate one or more geoscientist or other such personnel to the Operator as reasonably needed to be involved in the field operations regarding the exploration activities conducted in respect of the Project. Remuneration and expenses paid in respect of such employees shall be deemed to form part of Expenditures. Following receipt of the proposed terms and conditions, the Parties will promptly commence good faith negotiations on the terms and conditions for the seconding or designation of JOGMEC's personnel to the Operator.

10.2 After the Earn-In Date, the Participants may, with the consent of the Management Committee, second or designate employees generally in proportion to their Participating Interest therein. Once a portion of the Property has been approved for development with the intent of commencing the construction of mining facilities and the conduct of commercial mining and production, the Participants agree that the JV Company will employ its own staff who will be managed and directed by the Participant's nominated directors.

11. WITHDRAWAL, TERMINATION AND DEFAULT

11.1 Notwithstanding anything contained to the contrary in this LA, JOGMEC may elect to terminate its Option and obligations under this LA at any time before the Earn-In Date on

30 days notice provided it has incurred and paid for $250,000 in Expenditures, such termination to be also subject to legally binding third party commitments made by the Operator with the consent or knowledge of JOGMEC at the time of termination. JOGMEC may also elect to terminate after the Earn-in Date but before the Option Exercise Date but shall be responsible for its pro rat share of any Joint venture obligations created before that termination.

11.2 Notwithstanding the provisions of **subsection 11.1**, JOGMEC may terminate its Option prior to the Earn-In Date without further obligation including under **subsection 11.6**, with 30 days' prior written notice to PGM-SA if any other Party hereto has made a material misrepresentation herein.

11.3 A Party (the "**non-Defaulting Party**") may assert a claim for damages, in the following circumstances:

(a) another Party ("**Defaulting Party**") is alleged to have breached a material obligation or representation made;

(b) the non-Defaulting Party has given the Defaulting Party 60 days' written notice specifying the alleged material breach and the action which may be reasonably required to be taken to rectify that alleged breach; and

(c) when an alleged breach of a material obligation or representation is proven to be an actual breach committed on the part of the Defaulting Party and the Defaulting Party has failed to rectify or take reasonable steps to rectify that material breach within 60 days of receiving the written notice stated in **subsection 11.3(b)**;

then provided that **subsections 11.3(a) to (c) (inclusive)** have been satisfied, the non-Defaulting Party may give a further written notice to the Defaulting Party of its intent to claim for damages however that nothing in this **subsection 11.3** shall prevent or deprive the non-Defaulting Party of the right to legally challenge the merits of the alleged material breach.

11.4 Subject to **subsection 11.6**, a Participant that claims damages will be liable for its share of all its committed share of approved Programs and the authorized liabilities of Operator including the costs associated with the remediation of any environmental damage suffered or incurred in respect of the Property on or before the date of that Participant's claim for damages.

11.5 In the event of JOGMEC seeking to withdraw under **subsection 11.1** or **subsection 11.2**, the Parties must do all things reasonably necessary to provide for an orderly cessation of and withdrawal from the Joint Venture activities.

11.6 If during the Option Period, JOGMEC terminates its Option other than as a result of transfer of its Interest to a JOGMEC Nominee in accordance with **Section 6**, JOGMEC shall, subject to **subsection 11.6** quitclaim all Interest to PGM-SA and Mnombo in consideration for being unconditionally and irrevocably released and indemnified by PGM-SA and Mnombo from all costs associated with any environment clean-up or other liability of any kind incurred in respect of any part of the Project on or after the date of JOGMEC's withdrawal.

12. MARKETING RIGHTS

12.1 Any Mineral Products derived by the Joint Venture from the Property shall be taken by each Participant in proportion to its then Participating Interest.

12.2 Notwithstanding **subsection 12.1** but subject to **subsection 12.3**, provided JOGMEC or its nominee is holds at least a 30% interest in the Joint Venture JOGMEC (or its nominee) shall have the exclusive right to direct the marketing of the Mineral Products of the other Participants on their behalf for a 10 year period from first Commercial Production. Any such marketing must reasonably maximize the net returns from the Mineral Products to the Participants and shall be conducted in accordance with all South African and international legal requirements and conducted on an equivalent to commercially competitive arm's-length basis to the Participants. Notwithstanding the right of refusal herein contained in respect of transfer of Interests, provided JOGMEC is a participant to the Joint Venture JOGMEC may separately assign this Mineral Products marketing right to JOGMEC Nominee without regard to the right of first refusal in **Section 6**. JOGMEC shall receive an industry standard fee, subject to detailed audit and review by the other Participants, for the Mineral Products marketing function and may establish a separate Affiliate to conduct the marketing activities. If required by the other Participants the Marketing Fee and activities may be subject to review and amendment for fairness through the Arbitration procedures herein.

12.3 Provided JOGMEC is a Participant in the Joint Venture with at least a 30% interest, JOGMEC shall have the first right of refusal to purchase at then current prevailing market prices any Mineral Products taken by another Participant as its share of Joint Venture output. This right must be exercised within 30 days of the date on which JOGMEC is notified by the Operator that Mineral Products will be available for sale.

13. PGM-SA, PGM AND MNOMBO REPRESENTATIONS AND WARRANTIES TO JOGMEC

13.1 . PGM-SA and PGM, as guarantor of PGM-SA's obligations under this LA, and Mnombo severally represent and warrant to JOGMEC that as at the Effective Date that :

(a) each is duly incorporated, organized, validly subsisting and in good standing under the laws of its jurisdictions of incorporation being the Republic of South Africa for both PGM-SA and Mnombo, and the Province of British Columbia for PGM;

(b) each has full power and authority to carry on its respective businesses and to enter into this LA, and any agreement or instrument referred to or contemplated by this LA, and to carry out and perform all of its obligations and duties hereunder and thereunder;

(c) the execution, delivery and performance of this LA and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach of any covenants or agreements contained in or constitute a default under any indenture, agreement or other instrument whatsoever to which Mnombo, PGM-SA or a PGM Party is a party or by which any is bound and do not contravene any applicable laws;

(d) this LA has been delivered by Mnombo, PGM-SA and PGM as a valid, binding and enforceable agreement against each of them in accordance with its terms;

(e) none of PGM, PGM-SA or Mnombo has committed an act of insolvency, nor has either proposed à compromise or arrangement to its creditors, nor had any petition or received an order for winding up against it, nor taken any proceedings to have itself wound up, nor taken any proceedings to have a receiver appointed to any part of its assets, nor had any encumbrancer take possession of any of its respective assets, nor had any execution or distress become enforceable or become levied upon any of its property;

(f) the Prospecting Rights constituting the Project which are held by PGM-SA are in good standing or is duly and properly to be applied for prior to the Effective Date and is to be held by PGM-SA free and clear of all liens, charges and encumbrances whatsoever other than as described herein;

MGM

(g) no person or company other than PGM-SA and Mnombo own or possess any actual or contingent right to explore for Minerals in any part of the area encompassed within the properties constituting the Property; no Person other than PGM-SA and Mnombo has any proprietary or possessory interest in the Project no Person is entitled to any royalty or other payment in the nature of rent or royalty on any Mineral Products except for government royalties of general application;

(h) all rentals, rates, taxes and payments and works required in connection with the Project have been made and done, nor are any such liabilities owing that have not been fully and openly disclosed in writing to JOGMEC;

(i) none of Mnombo, PGM-SA nor the PGM Party, are involved in any litigation or are aware of any circumstances which might affect its or their continued existence or its or their ability to fully participate in the Joint Venture and to fulfill its obligations under this LA; there is no adverse claim or challenge against or to the ownership of the Project nor, to the best of its knowledge, is there any basis therefor, there are no outstanding agreements or options to acquire or purchase the Project, or any portion thereof.

13.2 To the best of the knowledge, information and belief of Mnombo, PGM-SA and PGM:

(a) there are no pending or threatened actions, suits, claims, disputes or proceedings regarding the Project nor are either aware of any basis therefor,

(b) conditions existing on or related to the Project and its ownership of and operations conducted thereon, if any, by PGM and PGM-SA have been and are in compliance with all applicable laws, regulations or orders relating to environmental matters including, without limitation, waste disposal and storage, and

(c) there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Project and the conduct of the operations related thereto, neither PGM-SA nor PGM hasn't received any notice of the same and is not aware of any basis on which any such orders or direction could be made; and

(d) none of PGM, PGM-SA nor Mnombo is aware of any material fact or circumstance which has not been disclosed to JOGMEC which should be disclosed in order to prevent the representations and warranties in this section from being misleading

MGM

or which may be material to JOGMEC's decision to enter into this LA and acquire an interest in the Project.

13.3 JOGMEC may require Mnombo, PGM-SA and PGM to reaffirm any of their respective representations and warranties at any time prior to the Earn-In Date.

13.4 Mnombo, PGM-SA and PGM acknowledge that JOGMEC has entered into this LA in reliance of the representations and warranties given by them in **subsection 13.1** and **subsection 13.2** and agree that, notwithstanding anything to the contrary in this LA, JOGMEC may, without prejudice to its other rights, withdraw at anytime from the LA if a breach of those representations and warranties by either and/or both of them is proven by JOGMEC, and that in the event JOGMEC exercises such right, all amounts contributed by JOGMEC shall be repayable on demand by the party responsible for such breech without set-off, counterclaim, or condition or alternatively JOGMEC may claim a breach hereof under **subsection 11.3**.

14. ADDITIONAL COVENANTS OF MNOMBO

14.1 Mnombo each hereby warrants and, where applicable, undertakes to the other Parties that as at the Effective Date and for so long as it holds an Interest (the "Restricted Period") it is and shall represent that it was formed on BEE principles and it shall remain a BEE Compliant Entity.

14.2 For the duration of the Restricted Period neither BEE Party will do anything or permit anything to be done where it is within their power to prevent such thing from being done where the likely result of such thing being done is that the on-going validity of any Prospecting Right, Permit or Mineral Right which forms part of the Project is or will be compromised or prejudiced in any manner whatsoever.

15. GUARANTEE AND INDEMNITY

15.1 PGM guarantees to JOGMEC and to any JOGMEC Nominees that accede to this LA, the due and punctual performance of the obligations of PGM-SA.

15.2 PGM-SA and PGM jointly and severally indemnify JOGMEC and any JOGMEC Nominees that enure to this LA, and shall thereby save JOGMEC and any such JOGMEC Nominees harmless as against any claim, damage, loss, liability or expense arising out of, relating to or in connection with any previous exploration and mining activities conducted within the Property prior to the Effective Date.

16. OTHER COVENANTS

16.1 Mnombo and PGM-SA covenant and agree with JOGMEC that they will take all necessary actions in a timely manner as may be required to maintain in good standing and in full force and effect the Prospecting Rights (and the Mineral Rights, if any) during the Option Period and PGM-SA will deliver to JOGMEC evidence that each such action has been timely completed on or before the date on which such obligation accrues or becomes due.

16.2 If, for any reason, PGM-SA and Mnombo fail to maintain the Prospecting Rights (and the Mineral Rights, if any) in good standing, then JOGMEC will have the right (but not the obligation), by notice to PGM-SA and Mnombo to that effect, to take such actions as JOGMEC deems necessary, in its discretion, to keep the Prospecting Rights (and the Mineral Rights, if any) in good standing. Any payments, Expenditures made by JOGMEC pursuant to this **subsection 16.2** will be credited towards any outstanding payments and Expenditures required of JOGMEC under this LA.

16.3 Mnombo and PGM-SA agree and confirm that all Expenditures incurred by it on behalf of JOGMEC will qualify as expenditures, exploration work and exploration and development hereunder.

17. FORCE MAJEURE

17.1 No Party will be liable for its failure to perform any of its obligations under this LA due to a cause beyond its control (except those caused by its own lack of funds) (each an "Intervening Event") including, but not limited to, acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, unforeseeable changes to laws, rules and regulations or orders of any duly constituted governmental authority or non-availability of materials or transportation.

17.2 All time limits imposed by this LA will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

17.3 A party relying on the provisions of this **Section 17** will take all reasonable steps to eliminate an Intervening Event and, if possible, will perform its obligations under this LA as far as practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this LA if an Intervening Event renders completion impossible.

18. CHOICE OF LAW

18.1 The validity of this LA, its interpretation, the respective rights and obligations of the Parties and all other matters arising in any way out of this LA or the Parties' performance under this LA shall be determined in accordance with the laws of British Columbia as a jurisdiction and body of laws to the exclusion of any other law.

19. DISPUTE SETTLEMENT

19.1 Any dispute, controversy or claim arising out of or relating to this LA, or the breach, termination or invalidity of it, or any deadlock or inability of the Parties to agree on a course of action to be taken hereunder or to agree on the form of a definitive Shareholders' Agreement, will be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre in effect on the date hereof.

19.2 The parties agree that:

(a) the appointing authority will be the British Columbia International Commercial Arbitration Centre;

(b) the case will be administered by the British Columbia International Commercial Arbitration Centre in accordance with its "Procedures for Cases under the BCICAC Rules";

(c) the place of arbitration will be Vancouver, British Columbia;

(d) the number of arbitrators will be one; and

(e) the language used in the arbitral proceeding will be English.

19.3 The following provisions apply to all arbitrations pursuant to this **Section 19**:

(a) the arbitrator's fees will be paid by the Parties in equal parts during the course of the arbitration but, upon final decision of the dispute, the unsuccessful party will pay all costs and reimburse all arbitration costs, including the amounts paid by the prevailing party, subject to the contrary decision of the arbitrator; and

(b) the City of Vancouver will be the venue for any legal proceedings to enforce in British Columbia any arbitral award pursuant to this LA.

20. ACCESS TO INFORMATION

20.1 PGM-SA and PGM represent they have already provided JOGMEC with access to all data, reports, records, material communications and other like information ("**Confidential Information**") developed or acquired by them in connection with the Project.

20.2 PGM-SA, PGM and Mnombo confirm that JOGMEC may continue at all times during the Term to access any Confidential Information in connection with the Project and JOGMEC and its authorized representatives shall have access at all reasonable times to the lands comprising the Project, at their own risk and expense.

20.3 During the Term PGM and PGM-SA will promptly provide JOGMEC with any and all notices and correspondence from any government agencies or any relevant third party in respect of the Project.

(a) keep the Prospecting Rights (and the Mineral Rights, if any) free and clear of all liens, charges and encumbrances arising from its operations hereunder (except liens for taxes not yet due, other inchoate liens or liens contested in good faith by PGM and PGM-SA) and proceed with all diligence to contest or discharge any lien that is filed;

(b) pay or cause to be paid all workers and wage earners employed by it or its contractors on the Project, and pay for all materials, services and supplies purchased or delivered in connection with its activities on or with respect to the Project;

(c) permit JOGMEC, or its representatives duly authorized by them in writing, at their own risk and expense, access to the Property at all reasonable times and to all records and reports, if any, prepared by PGM or PGM-SA in connection with work done on or with respect to the Project, and promptly furnish JOGMEC on or before February 28 of each year with duplicate copies of annual reports with respect to the work carried out by PGM and PGM-SA on or with respect to the Project during the preceding calendar year and results obtained;

(d) conduct all work on or with respect to the Project in connection with Earn-In Expenditures in a careful and minerlike manner and in compliance with all applicable federal, provincial and local laws, rules, orders and regulations, and indemnify and save JOGMEC harmless from any and all claims, suits, demands, losses or expenses including, without limitation, with respect to environmental matters, made or brought against them as a result of work done or any act or thing done or omitted to be done by PGM or PGM-SA on or with respect to the Project; and

(e) keep the Prospecting Rights (and the Mineral Rights, if any) in good standing by paying all Prospecting Right (and the Mineral Right, if any) fees and taxes related to the Project (regardless of the minimum cumulative Expenditures having been met in any one year) and record and file all work performed by or on behalf of PGM or PGM-SA on the Property, as required for assessment purposes, with the appropriate government offices.

21. CONFIDENTIALITY

21.1 Except as otherwise provided in this LA, all data, reports, records, and other information of any kind whatsoever, developed or acquired by any Party or by any employee thereof or by any agent, contractor or advisor engaged to provide services to a Party in connection with this LA shall be treated as confidential. No Party shall reveal or otherwise disclose such confidential information to any third party without the prior written consent of the other Party.

21.2 Should a Party be required to disclose confidential information to any government authority, appropriate agencies and department thereof, or to any Stock Exchange as may be required under any law, the Party so obliged shall immediately notify the other Party of the requirement and the extent thereof prior to such disclosure.

21.3 Notwithstanding **subsections 21.1** and **21.2**, JOGMEC shall be permitted to disclose Confidential Information other than Confidential Information that is subject to the terms of a third party confidentiality agreement, to:

(a) the Ministry of Economy, Trade and Industry (METI), and any other Japanese government agencies, for the purpose of complying with the laws, regulations and policies concerning its operations and corporate governance; or

(b) a prospective JOGMEC Nominee for the sole purpose of permitting that prospective transferee to assess acquiring all of JOGMEC's Interest.

21.4 Should JOGMEC assign or transfer its Interest to a JOGMEC Nominee or JOGMEC Nominees or withdraw therefrom, the obligations of JOGMEC in relation to confidentiality shall cease after one year as from the date of assignment or transfer of its Interest or its termination of its Option.

22. NOTICES

22.1 Any notice, direction or other instrument required or permitted to be given under this LA will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by telegram, telex, telecommunication or other similar form of communication, in each case addressed as follows:

(a) if to PGM and PGM-SA at:

Platinum Group Metals Ltd.
#328 – 500 Burrard Street
Vancouver, British Columbia V6C 2B5
Fax No.: (604) 484-4710
Attention: R. Michael Jones and Frank Hallam

with a copy to:

Gowling Lafleur Henderson LLP
P.O. Box 49122, Suite 2300
1055 Dunsmuir Street
Vancouver, B.C. Canada V7X 1J1
Fax No.: (604) 689-8610
Attention: Daniel Allen/Brett Kagetsu

(b) if to JOGMEC at:

1310 Omiya-cho, Saiwai-ku, Kawasaki
Kanagawa 212-8554
Japan
Fax No.: 81-44-520-8710
Attention: Hajime Ikeda

with a copy to:

Lang Michener LLP
P.O. Box 11117
1500 - 1055 West Georgia Street
Vancouver, B.C. Canada V6E 4N7
Fax No.: (604) 685-7084
Attention: Herb Ono, Bernhard Zinkhofer

(c) If to Mnombo:

Mnombo Wesizwe Group (Pty) Limited
85 Protea Road
Block B, Kingsley Office Park
Chislehurston
Sandton
Johannesburg
2196
Attention: Mr Mlibo Gladly Mgudlwa/Ms Luyanda Mgudlwa

with a copy to Counsel if a name has been provided to the other Parties:

22.2 Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal services in which event notice will be deemed to be received only when actually received and, if sent by facsimile, email or other similar form of communication, be deemed to have been given or received on the day it was so sent if sent during business hours in the place of intended receipt.

22.3 Any Party may at any time give to the other, notice in writing of any change of address of the party giving such notice and from and after the giving of such notice, the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

23. NO PARTNERSHIP AND OPTION ONLY

23.1 Nothing in this LA shall be construed as creating a partnership between the Parties or as constituting any Party as being the partner or agent of another Party. The Parties acknowledge that until the Earn-In Date JOGMEC is an optionee and thereafter the Participants are solely unincorporated joint venturers until such time as a JV Company is established, and thereafter each Participants liability shall be limited to its respective shareholding or creditor of the relevant JV Company in accordance with the applicable law. Subject to the terms hereof, this LA is to be construed as an option in favour of JOGMEC and except where otherwise expressly provided, JOGMEC is not obligated to do any act or pay any amount. JOGMEC may register this LA against the Project mineral interests to the extent permitted by South African law.

24. FURTHER ASSURANCES

24.1 Each Party must, without undue delay or demand for further consideration, do everything reasonably necessary to give full effect to each obligation assumed by it pursuant to this LA.

25. CHANGE OF SOUTH AFRICAN LAWS

25.1 If at any time or times after the signature date of this LA there occurs in South Africa:

(a) any new law, ruling, regulation or policy is promulgated, given or adopted; or

(b) there are any changes to any present or future law, ruling, regulation or policy; or

(c) there are any changes in the interpretation of any law, ruling or regulation by any relevant monetary or fiscal body; or which prevents a Party from complying with its obligations in terms of this LA, or any provision of this LA is found to be unlawful or unenforceable or a contravention for any reason whatsoever,

then the Parties undertake to use all reasonable endeavours to devise and agree a solution which is not illegal or a contravention and is capable of performance and achieves substantially the same economic results achieved in terms of this LA.

26. ENTIRE AGREEMENT AND LA SUPERSEDES

26.1 This LA including **Exhibits A, B, C, and** D constitutes the whole of this LA and encompasses the entire agreement between the Parties, any amongst any of them, pertaining to the Joint Venture. This LA supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, amongst any of the Parties. This LA may only be amended by written agreement between the Parties.

27. EXECUTION BY COUNTERPART AND BY FACSIMILE

27.1 Each Party may reasonably rely on the authenticity of a telefacsimile signature as evidence of the other Party's execution of this LA. This LA may be executed in several counterparts (in original or telefacsimile form), each of which so executed shall be deemed to be an original and such counterparts together shall constitute but one and the same instrument.

28. SURVIVAL

28.1 **Sections 11.5, 11.6, 13.1, 13.2, 13.4, 15.1, 15.2, 18.1, 19, 20.3(e)** and **22** will survive the termination of this LA. It is expressly agreed, that the expiration of this LA shall also not affect such of the provisions of this LA as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

Execution

If you agree to be legally bound by the aforementioned terms and conditions, please so indicate by signing this LA, at the place indicated below, and promptly return the signed copy to PGM and JOGMEC by no later than 5 PM PST October 9, 2009. This LA is provided to you on the understanding that this letter will not be shown to any third party other than your professional advisors. Execution by PGM, PGM-SA and Mnombo shall create a binding relationship between them and the offer to JOGMEC to participate under the terms herein shall be available for up to 30 days from the Effective Date. PGM, PGM-SA and Mnombo agree to co-operate in utmost good faith and promptly and diligently complete all such reasonable documents as required to reach the Effective Date and provide the opportunity to participate to JOGMEC as set-out herein.

Sincerely yours,

Japan Oil, Gas and Metals National Corporation

Per: ____________________________ ____________________________

Hisamitsu Moriwaki, Executive Director Date

28. SURVIVAL

28.1 **Sections 11.5, 11.6, 13.1, 13.2, 13.4, 15.1, 15.2, 18.1, 19, 20.3(e)** and **22** will survive the termination of this LA. It is expressly agreed, that the expiration of this LA shall also not affect such of the provisions of this LA as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

Execution

If you agree to be legally bound by the aforementioned terms and conditions, please so indicate by signing this LA, at the place indicated below, and promptly return the signed copy to PGM and JOGMEC by no later than 5 PM PST October 9, 2009. This LA is provided to you on the understanding that this letter will not be shown to any third party other than your professional advisors. Execution by PGM, PGM-SA and Mnombo shall create a binding relationship between them and the offer to JOGMEC to participate under the terms herein shall be available for up to 30 days from the Effective Date. PGM, PGM-SA and Mnombo agree to co-operate in utmost good faith and promptly and diligently complete all such reasonable documents as required to reach the Effective Date and provide the opportunity to participate to JOGMEC as set-out herein.

Sincerely yours,

Japan Oil, Gas and Metals National Corporation

Per: 森 久光 (signature)
Hisamitsu Moriwaki, Executive Director

09/10/2009
Date

Platinum Group Metals (RSA) Pty Ltd will be legally bound to fulfill the terms hereof:

Per: ______________________ Sept 29, 2009

R. Michael Jones, Director Date

Accepted by and with the intention that **Platinum Group Metals Ltd** will be legally bound to fulfill the terms hereof:

Per: ______________________ Sept 29, 2009

R. Michael Jones, President and CEO Date

Accepted by and with the intention that **Mnombo Wethu Consultants CC** will be legally bound to fulfill the terms hereof:

Per: ______________________ 12 OCT. 2009

[Name, Title] Date